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October 25, 2005


Tony Burak
Division of Investment Company
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0506


Re:      Schwab Annuity Portfolios (File No. 811-08314)
         Form N-CSR

Dear Mr. Burak:

Set forth below are your  comments,  which you  provided by telephone on October
14, 2005, and our responses to your comments, on Form N-CSR for Schwab Annuity Portfolios as of December 31, 2004. Both the comments and responses are based on the annual shareholder reports, which were filed with the Securities and Exchange Commission on March 8, 2005.


1. Comment: In the "Portfolio Expenses - Examples for a $1,000 Investment" section, please add a footnote similar to footnote 1 in the "Performance" section related to the insurance contract fees.

         Response: In response to your request, we have reviewed the footnote language quoted in the "Performance" section. As a result of this review, we will add the following footnote in the "Portfolio Expenses"
         section in future reports: "Expenses do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the expenses would be more than those shown."


2. Comment: Please provide additional statement of availability of the funds' proxy voting record in the 'Proxy Voting Policies and Procedures' paragraph.

         Response: The disclosure of availability of proxy voting record was added in the semi-annual shareholder reports as of June 30, 2005. The disclosure reads as follows: "Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by
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Tony Burak
October 25, 2005
Page 2



         visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov. This statement will also be disclosed in future shareholder reports.


3. Comment: Please clarify where the funds' Forms N-Q were posted on the Schwab website.

         Response: It is Schwab's practice not to post Schwab Annuity Portfolios' Forms N-Q on the web because they are only available to the insurance companies. Since web posting is not required, we will delete the language related to the availability of Form N-Q on the Schwab website in the introductory paragraph under 'Portfolio Holdings'
         section in future reports.


4. Comment: Please separately disclose 'Investments with affiliates' under 'Investments, at value' line in the 'Statement of Assets and Liabilities', and 'Dividends received from underlying funds' in the 'Statement of Operations' for the Schwab MarketTrack Growth
         Portfolio II.

         Response: This fund operates pursuant to an exemptive order issued by the SEC for its affiliated fund of funds structure which was disclosed in the 'Financial Notes' section. In addition, all the affiliated underlying funds were highlighted in the 'Portfolio Holdings' section. Therefore, while the current report does disclose affiliated fund holdings, we will separately disclose 'Investments with affiliate' and 'Dividends received from underlying funds' in the financial statements of future reports.


5. Comment: There were two money fund investments in the S&P 500 Portfolio. Please disclose the 'Underlying funds valuation method' under the 'Accounting Policies' in the 'Financial Notes' section.

         Response: The two unaffiliated money fund investments in the S&P 500 Portfolio were short term investments related to the collateral for securities on loan and the sweep vehicle for daily excess cash. Since this fund does not operate under a fund of funds structure, we do not believe that an 'underlying fund valuation' disclosure is appropriate. We have disclosed the collateral investments for securities on loan in the 'Financial Notes' section and will provide more information on the sweep vehicle and its valuation method in future reports.




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Tony Burak
October 25, 2005
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I hereby  acknowledge  on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its shareholder reports; (ii) SEC staff comments or changes to disclosure in response to staff comments in the shareholder reports reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ George Pereira
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George Pereira
Treasurer
Schwab Annuity Portfolios